UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 8, 2010

Commission File Number: 001-34423

CDC Software Corporation

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit 706-707, Building 9

No. 5 Science Park West Avenue

Hong Kong Science Park

Shatin, New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

Other Events.

Other Events.

Wells Fargo Capital Finance Credit Facility

On April 27, 2010, CDC Software Corporation (“CDC Software” or the “Company”) and Ross Systems, Inc. (“Ross”) entered into a Credit Agreement (the “Credit Agreement”) with Wells Fargo Capital Finance, LLC as agent and lender (“Wells Fargo” and, collectively with Ross and CDC Software, the “Parties”) pursuant to which Wells Fargo made available a senior secured revolving credit facility of up to $30.0 million (the “Credit Facility”).

On October 27, 2010 (the “Amendment Effective Date”), the Parties entered into an amendment to the Credit Agreement (the “Amendment”) pursuant to which Wells Fargo made available an additional $20.0 million in new financing, increasing the credit limit available under the existing senior-secured revolving Credit Facility, as amended by the Amendment (the “Amended Facility”), to $50.0 million.

Under the Amended Facility, CDC Software’s subsidiaries, Catalyst International, Inc., Saratoga Systems Inc., and Industri-Matematik American Operations, Inc. were added as additional secured guarantors.

CDC Software shall be permitted to make loans and/or distributions in cash directly or indirectly to CDC Corporation (“CDC”), the parent of CDC Software, or any Global Services Entities, so long as, (a) the amount of such loans and/or distributions does not exceed (i) $25 million in the aggregate in the twelve month period after the Amendment Effective Date, and (ii) $10 million in the aggregate in any twelve month period thereafter, (b) no Default or Event of Default has occurred and is continuing either before or after giving effect to such loan, and (c) the sum of (i) Availability plus (ii) North America Cash shall not be less than $20 million both before and after giving effect to such loan.

The Amendment also provides for changes in certain of the financial and negative covenants, the borrowing base calculation for determining available credit, and certain fees associated with the Amended Facility. The Company is also required to maintain certain minimum amounts outstanding under the Amended Facility until December 31, 2011.

The Amended Facility expires on October 27, 2015.

All terms not specifically defined herein shall have the meanings ascribed to them in the Amended Facility. The foregoing descriptions of the Amendment and the Amended Facility do not purport to be complete and are qualified in their entirety by reference to the full text of the Amendment, which is set forth as Exhibit 99.5 hereto, and incorporated herein by reference.

3.75% Senior Exchangeable Convertible Notes Due 2011

On March 2, 2010, CDC filed a complaint in the Supreme Court of the State of New York, County of New York against Evolution Capital Management LLC, Evolution Special Opportunities Fund I SPC, Segregated Portfolio A, Evolution CDC SPV, Ltd., Evolution Master Fund Ltd. SPC, Evolution Master Fund Ltd. SPC, Segregated Portfolio M and E1 Fund, Ltd. alleging breach of non-disclosure agreements, breach of the note purchase agreement relating to CDC’s 3.75% Senior Exchangeable Convertible Notes due 2011 (the “Notes”), breach of the Notes, and tortuous interference with business relations (the “CDC Case”). The complaint in the CDC Case seeks recovery of compensatory damages, interest, attorneys’ fees, litigation expenses and injunctive relief in excess of $295.0 million.

On December 18, 2009, Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC Segregated Portfolio M and E1 Fund Ltd. (collectively, “Evolution”) filed suit against CDC in the Supreme Court of the State of New York, County of New York, demanding payment of the remaining principal portion of the Notes held by them, together with accrued, retroactive and default interest (the “Evolution Case”). Evolution has also alleged default under the Notes. On April 28, 2010, the Court denied Evolution’s motion for summary judgement in the Evolution Case.

On October 13, 2010, Evolution filed a motion to amend its complaint in the Evolution Case (the “Evolution Proposed Amended Complaint”) to assert claims against CDC and its subsidiaries, CDC Software International, CDC Software and CDC Delaware Corporation, alleging breach of the Notes, breach of the note purchase agreement relating to the Notes, tortious interference with contract and conspiracy to commit tortious interference with contract, aiding and abetting tortious interference with contract, accounting, injunctive relief and indemnification. In the Evolution Proposed Amended Complaint, Evolution seeks to recover compensatory and punitive damages, pre-judgment interest, costs and reasonable attorney’s fees, in excess of $60.0 million.

Exhibit	Description

99.1	Press release dated October 6, 2010 CDC Software To Present at Wells Fargo Securities 2010 Technology, Media & Telecom Conference

99.2	Press release dated October 12, 2010 CDC Software Achieves New Customer Milestone: 10,000 Enterprise Customers

99.3	Press release dated October 18, 2010 CDC Software Announces Major New Versions of CDC Supply Chain Incorporating Smart Client Technology for Lower Total Cost of Ownership

99.4	Press release dated October 19, 2010 CDC Software To Present at Piper Jaffray Technology, Media & Telecommunications Conference

99.5	First Amendment to Credit Agreement, dated October 27, 2010, by and among CDC Software Corporation; Ross Systems, Inc. and Wells Fargo Capital Finance, LLC

99.6	Press release dated October 29, 2010 CDC Software to Hold Third Quarter 2010 Earnings Call on Nov. 11, 2010 at 8:30 A.M. EST

99.7	Press release dated November 1, 2010 CDC Software Increases its Credit Facility with Wells Fargo Capital Finance to $50 million from $30 million

99.8	Press release dated November 2, 2010 CDC Software Announces Major New Versions of CDC Public and Not-For-Profit Sector Cloud-Based Enterprise Solutions

99.9	Press release dated November 3, 2010 CDC Software Expects to Exceed Wall Street Consensus Earnings per Share Estimates for Third Quarter 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Software Corporation

Date: November 8, 2010	By:	/s/ Donald L. Novajosky
	Name:	Donald L. Novajosky
	Title:	General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated October 6, 2010 CDC Software To Present at Wells Fargo Securities 2010 Technology, Media & Telecom Conference

99.2	Press release dated October 12, 2010 CDC Software Achieves New Customer Milestone: 10,000 Enterprise Customers

99.3	Press release dated October 18, 2010 CDC Software Announces Major New Versions of CDC Supply Chain Incorporating Smart Client Technology for Lower Total Cost of Ownership

99.4	Press release dated October 19, 2010 CDC Software To Present at Piper Jaffray Technology, Media & Telecommunications Conference

99.5	First Amendment to Credit Agreement, dated October 27, 2010, by and among CDC Software Corporation; Ross Systems, Inc. and Wells Fargo Capital Finance, LLC

99.6	Press release dated October 29, 2010 CDC Software to Hold Third Quarter 2010 Earnings Call on Nov. 11, 2010 at 8:30 A.M. EST

99.7	Press release dated November 1, 2010 CDC Software Increases its Credit Facility with Wells Fargo Capital Finance to $50 million from $30 million

99.8	Press release dated November 2, 2010 CDC Software Announces Major New Versions of CDC Public and Not-For-Profit Sector Cloud-Based Enterprise Solutions

99.9	Press release dated November 3, 2010 CDC Software Expects to Exceed Wall Street Consensus Earnings per Share Estimates for Third Quarter 2010